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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                   UStel, Inc.
                                   -----------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   0009173251
                                   ----------
                                 (CUSIP Number)

                             Jeffrey D. Segal, Esq.
                  Jeffrey D. Segal, A Professional Corporation
                   10390 Santa Monica Boulevard, Fourth Floor
                          Los Angeles, California 90025
                                 (310) 788-0800
                                 --------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  July 3, 1997
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1)                Name of Reporting Person
                  S.S. OR I.R.S. Identification No. of Above Person

                           PALISADES USTL TRUST
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2)                Check the Appropriate Box if a Member of a Group*
                  (a) / /
                  (b) /X/
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3)                SEC Use Only

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4)                Source of Funds*
                           PF
--------------------------------------------------------------------------------
5)                Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)
                  / /
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6)                Citizenship or Place of Organization
                           California
--------------------------------------------------------------------------------
                           7)  Sole Voting Power
         Number of                   267,211
           Shares        -------------------------------------------------------
         Beneficially      8)  Shared Voting Power
          Owned by                   285,132
            Each         -------------------------------------------------------
          Reporting        9)  Sole Dispositive Power
           Person                    267,211
            With         -------------------------------------------------------
                          10)  Shared Dispositive Power
                                     285,132
--------------------------------------------------------------------------------
11)               Aggregate Amount Beneficially Owned by Each Reporting Person
                           267,211
--------------------------------------------------------------------------------
12)               Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares*
                  /X/
--------------------------------------------------------------------------------
13)               Percent of Class Represented by Amount in Row (11)
                            4.1%
--------------------------------------------------------------------------------
14)               Type of Reporting Person*
                           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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1)                Name of Reporting Person
                  S.S. OR I.R.S. Identification No. of Above Person

                           ROYCE DIENER
--------------------------------------------------------------------------------
2)                Check the Appropriate Box if a Member of a Group*
                  (a) / /
                  (b) /X/
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3)                SEC Use Only

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4)                Source of Funds*
                           PF
--------------------------------------------------------------------------------
5)                Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)
                  / /
--------------------------------------------------------------------------------
6)                Citizenship or Place of Organization
                           California
--------------------------------------------------------------------------------
                           7)  Sole Voting Power
         Number of                   285,132
           Shares        -------------------------------------------------------
         Beneficially      8)  Shared Voting Power
          Owned by                   267,211
            Each         -------------------------------------------------------
          Reporting        9)  Sole Dispositive Power
           Person                    285,132
            With         -------------------------------------------------------
                          10)  Shared Dispositive Power
                                     267,211
--------------------------------------------------------------------------------
11)               Aggregate Amount Beneficially Owned by Each Reporting Person
                           348,594
--------------------------------------------------------------------------------
12)               Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares*
                  /X/
--------------------------------------------------------------------------------
13)               Percent of Class Represented by Amount in Row (11)
                            5.4%
--------------------------------------------------------------------------------
14)               Type of Reporting Person*
                           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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            The Schedule 13D filed with the Securities and Exchange Commission
(the "SEC") by EDGAR on behalf of Palisades USTL Trust and Royce Diener on August 23, 1996, is hereby amended as follows:

ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of UStel, Inc., a Minnesota corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 6167 Bristol Parkway, Suite 300, Culver City, California, 90230.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by and on behalf of Palisades USTL Trust ("Palisades") and Royce Diener ("Diener"). Palisades and Diener sometimes hereinafter are referred to, collectively, as the "Reporting Persons". Diener is the trustee of Palisades, and owns or controls 23.8% of its beneficial interests. By virtue of his position with and ownership interest in Palisades, Diener may be deemed to have shared voting and dispositive power with Palisades. However, Diener disclaims any direct or indirect beneficial interest in the Issuer's shares held by Palisades other than an indirect beneficial interest in and to 63,462 shares of Common Stock of the Issuer currently held by Palisades. In addition, there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between the Reporting Persons. Even though the Reporting Persons may consult with each other, and that Diener is a trustee of Palisades in addition to being a director of the Issuer, membership in a group is disclaimed by the Reporting Persons.

            As described more fully in Item 4 below, the Reporting Persons are filing this Amendment No. 1 to the Schedule 13D pursuant to Rule 13d-2 because, since the filing of the original Schedule 13D: (i) Palisades has acquired 270,750 of the issued and outstanding shares of common stock of the Issuer from an affiliate of the Issuer's founders; (ii) Palisades has sold 200,000 shares of common stock of the Issuer as a selling shareholder in connection with the Issuer's secondary public offering; and (iii) each of Palisades and Diener has acquired additional shares of common stock of the Issuer in exchange for its respective shareholdings in Consortium 2000, Inc. ("C-2000") resulting from the merger of a wholly-owned subsidiary of the Issuer with and into C-2000.

            During the last five years, Mr. Diener has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject him to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Effective July 8, 1997, pursuant to the Letter Agreement dated February 4, 1997, Palisades acquired an additional 270,750 shares of Common Stock of the Issuer to implement a retroactive adjustment to the purchase price per share, from $7.15 per share to $5.00 per share, for the UStel stock sold by the TAD 1993 Family Trust and the RGB 1993 Family Trust to Palisades, as originally reported in the Schedule 13D filed August 23, 1996. The consideration for the acquisition of such additional shares consisted of an acceleration of the payment dates under the purchase money notes issued and delivered by Palisades at the time of the original transaction and a restructuring of the pledged collateral securing the payment of said purchase money notes.

ITEM 4.     PURPOSE OF TRANSACTION.

            The primary purpose of the investment in securities of the Issuer is for investment. The Reporting Persons may acquire additional shares of Common Stock for investment purposes from time to time, although neither has any specific present plans to do so.

            Item 4 of the Schedule 13D is hereby amended to include the following information:

            (i) Effective July 8, 1997, pursuant to the Letter Agreement dated February 4, 1997, Palisades acquired an additional 270,750 shares of Common Stock of the Issuer to implement a retroactive adjustment to the purchase price per share, from $7.15 per share to $5.00 per share, for the UStel stock sold by the TAD 1993 Family Trust and the RGB 1993 Family Trust to Palisades, as originally reported in the Schedule 13D filed August 23, 1996.

            (ii) On February 28, 1997, Palisades sold an aggregate of 200,000 shares of Common Stock of the Issuer as a selling shareholder in connection with the Issuer's secondary public offering for a sales price of $3.00 per share.

            (iii) Effective July 3, 1997, pursuant to the Merger Agreement and Plan of Reorganization (the "Merger Agreement") entered into as of August 14, 1996, by and among the Issuer, Consortium Acquisition Corporation ("CAC") and C-2000, the Issuer created a wholly-owned subsidiary, CAC, which was merged (the "Merger") with and into C-2000, with C-2000 being the surviving corporation of the Merger. Pursuant to the Merger, all of the capital stock of C-2000 was converted into an aggregate of 1,076,923 shares of Common Stock of the Issuer. Each of Diener and Palisades were shareholders of C-2000. Effective with the closing of the Merger, 110,894 shares of Common Stock of the Issuer were issued to Diener, and 160,000 shares of Common Stock of the Issuer were issued to Palisades. Palisades assigned and transferred 120,724 of said shares to its beneficial owners and to other individuals and/or entities pursuant to contractual commitments, 32,828 of which were assigned and transferred to Diener.

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         The remaining 39,276 shares of Common Stock of the Issuer are reserved for future distribution by Palisades. Diener continues to participate in the direction of the Issuer solely in his capacity as a director of the Issuer.

            Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) (b) According to information furnished to the Reporting Persons by the Issuer, there were 6,483,764 shares of Common Stock issued and outstanding as of July 3, 1997. Based on such information, Palisades reports direct holdings of 267,211 shares of Common Stock, amounting to approximately 4.1% of the issued and outstanding shares of Common Stock (after (x) adding 270,750 shares pursuant to the transaction in Item 4(i) above, (y) distributing 290,651 shares to its beneficial owners and to other individuals and/or entities under contractual commitments in connection with the release of pledged shares as of February 28, 1997, and (z) distributing 164,914 shares to its beneficial owners and to other individuals and/or entities under contractual commitments in connection with the release of pledged shares as of June 30, 1997).

            Diener owns a 23.8% beneficial interest in Palisades, corresponding to 63,462 shares of Common Stock of the Issuer retained by Palisades and pledged as security for payment of the purchase money notes issued by Palisades in connection with the original acquisition of shares from the TAD 1993 Family Trust and the RGB 1993 Family Trust. In addition to Diener's beneficial interest in Palisades, Diener also reports direct holdings of 285,132 shares of Common Stock of the Issuer, amounting in the aggregate to approximately 5.4% of the issued and outstanding shares of Common Stock, with respect to which Mr. Diener has the sole voting and investment power.

            (c) Except as described herein, the Reporting Persons have not acquired or disposed of any shares of Common Stock of the Issuer during the past sixty (60) days.

            (d) Not applicable.

            (e) Palisades ceased to be the beneficial owner of more than five percent (5.0%) of the Issuer's securities as of February 28, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.



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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A - Joint Filing Undertaking.

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 10, 1997.

PALISADES USTL TRUST                    ROYCE DIENER


By: /s/ ROYCE DIENER                    /s/ ROYCE DIENER
   ----------------------------         ----------------------------------
         ROYCE DIENER, Trustee



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                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

                  The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:   July 10, 1997.

PALISADES USTL TRUST                      ROYCE DIENER


By: /s/ ROYCE DIENER                      /s/ ROYCE DIENER
   ----------------------------           ----------------------------------
         ROYCE DIENER, Trustee

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